Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

Sinclair, Inc.
May 8, 2024

Re:	Sinclair, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed February 28, 2024
SEC File No. 333-271072

Attention:	Inessa Kessman
Robert Littlepage

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Dear Ms. Kessman and Mr. Littlepage:
Sinclair, Inc. (the “Company”, “we”, “us” or “our”) has submitted today to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), via EDGAR, this letter setting forth the Company’s responses to the comments of the Staff contained in your letter dated April 24, 2024 (the “Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 and Form 8-K, filed with the SEC on February 28, 2024, (the “Form 10-K” and “Form 8-K”, respectively).
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Form 10-K and Form 8-K. All references to page numbers in these responses are to pages of the Company’s Form 10-K and/or Form 8-K, whichever is applicable.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management’s Discussion and Analysis of Financial Conditions and Results of Operations Sinclair, Inc. Results of Operations Local Media Segment Revenues, page 57
1.You disclose that “Distributors for our broadcast signals, decreased $40 million in 2023, when compared to the same period in 2022, primarily due to a decrease in subscribers, partially offset by an increase in contractual rates.” Since subscribers and contractual rates are the drivers of your revenue, please disclose those key statistical measures in your MD&A for all periods presented. We refer to guidance in Item 303 of Regulation S-K.

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

Response: We respectfully acknowledge the Staff’s comment and respectfully advise the Staff that the Company does not consider the number of Distributors’ subscribers or our contractual rates with Distributors to be key performance indicators. Our internal segment reports and variance analyses provided to our chief operating decision maker do not focus on these metrics. The Company also believes quantifying the number of Distributors’ subscribers or our contractual rates with Distributors will cause competitive harm as broadcast networks may use this information in programming fee negotiations with the Company. We also note that the number of subscribers to our Distributors’ is not within the Company’s control. However, we do believe a discussion of trends in the number of Distributors’ subscribers or our contractual rates with Distributors to be helpful to investors in evaluating our financial results and business. Beginning with the Company’s second quarter earnings release and quarterly report on Form 10-Q for the three months ended June 30, 2024, the Company will revise its disclosure such that, when discussing changes in the number of Distributors’ subscribers or our contractual rates with Distributors from period to period, the Company will provide greater specificity and quantify such changes.
2.We note you discuss local advertising revenue by categories such as political, automotive, retail, home products, pharma, food, etc. in your earnings presentation. To help investors understand the drivers of your local advertising revenue, please consider disclosing revenue by these different categories in future filings for all periods presented. Provide us with your proposed future disclosure.
Response: We respectfully acknowledge the Staff’s comment. We continually evaluate our disclosures to ensure we are providing meaningful information to our investors to help them understand and evaluate our financial performance and to comply with the requirements of Item 303 of Regulation S-K and GAAP. Political advertising revenue is generally the primary driver of annual changes in local advertising revenue. The residual local advertising revenue (excluding political advertising revenue) is referred to as core advertising revenue. In general, changes in core advertising revenue are influenced by many factors including the general macroeconomic environment, the cyclical nature of certain sectors of our economy, major sporting events, displacement from political advertising, etc. Between fiscal year 2022 and 2023, there were no material key drivers of changes by category in core advertising revenue. While there have been no significant changes to our advertising business or changes in how we evaluate the performance of our advertising revenues, in response to the Staff’s comment, as well as to help investors better understand the drivers or our local advertising revenue, in filings beginning with the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2024, the Company will describe the key drivers of changes in core advertising revenue including specific categories, to the extent material. Additionally, in filings beginning with the Company’s first quarter earnings release and quarterly report on Form 10-Q for the three months ended March 31, 2024, the Company will separately disclose political advertising revenue within both the MD&A and disaggregated revenue disclosure. An example of such disclosure is below.

Local Media Segment

The following table sets forth our revenue for our local media segment for the years ended December 31, 2023 and 2022 (in millions):

			Percent Change Increase / (Decrease)
	2023	2022	‘23 vs.’22
Revenue:
Distribution revenue	$1,491	$1,531	(3)%
Core advertising revenue	1,193	1,187	0.5%
Political advertising revenue	43	331	(87%)
Other media revenue (a)	139	144	(3)%
Media revenues (b)	$2,866	$3,193	(10)%

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

(a)Includes $26 million for the year ended December 31, 2022 of intercompany revenue related to certain services provided by the local media segment to other and the local sports segment, prior to the Deconsolidation, under management services agreements, which was eliminated in consolidation, and $52 million and $39 million of revenue for the years ended December 31, 2023 and 2022, respectively, for services provided by the local media segment under management services agreements after the Deconsolidation, which is not eliminated in consolidation.
(b)Includes $6 million and $4 million for the years ended December 31, 2023 and 2022, respectively, of intercompany revenue related to certain advertising services provided by the local media segment to the tennis segment, which is eliminated in consolidation.

Revenues
Advertising revenue. Political advertising revenue decreased $288 million in 2023, when compared to the same period in 2022, primarily due to the mid-term elections which concluded in 2022.

Revenue Recognition
The following table presents our revenue disaggregated by type and segment for the year ended December 31, 2023 (in millions):

For the year ended December 31, 2023	Local media	Tennis	Other	Eliminations	Total
Distribution revenue	$1,491	$189	$—	$—	$1,680
Core advertising revenue	1,193	37	25	(13)	1,242
Political advertising revenue	43	—	—	—	43
Other media, non-media, and intercompany revenue	139	2	37	(9)	169
Total revenues	$2,866	$228	$62	$(22)	$3,134
3.     We note the value of your goodwill significantly exceeds your market capitalization. Please provide us with a reconciliation of the aggregate fair value of your reporting units to your market capitalization as of or around the goodwill impairment test date. Refer to ASC 350-20-35-22 to 35-24. In future filings if goodwill continues to exceed your market capitalization, provide a discussion of how you considered market capitalization when performing your goodwill impairment analysis.
Response: We respectfully acknowledge the Staff’s comment. We note that ASC 350-20-35-4 indicates “The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill.” The market capitalization of the Company is an indication of the fair value of the common equity of the total Company which includes all reporting units. Accordingly, the Company’s market capitalization compared to the total carrying value of equity exceeded its carrying value as of the annual impairment test date and as of year-end.
Additionally, we note that the goodwill balance primarily consists of $2,016 million attributable to our Local Media reporting unit and $61 million attributable to our Tennis reporting unit. These reporting units represent approximately 98% of consolidated revenue. The most recent quantitative impairment analyses associated with our Local Media and Tennis reporting units were performed in 2022 and 2019, respectively. The results of these assessments indicated the fair value of the Local Media reporting unit was 38% greater than the carrying value and the fair value of the Tennis reporting unit was 107% greater than the carrying value. For the year ended December 31, 2023, the Company performed a qualitative goodwill impairment analysis for these reporting units noting no indications of impairment.

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

Since the Company did not perform a quantitative assessment, we are unable to provide a reconciliation between the fair value of our reporting units to our market capitalization as of October 1, 2023, the date of our most recent goodwill impairment analysis. Alternatively, we noted that the carrying value of the Local Media reporting unit, Tennis reporting unit and other net assets (excluding debt) of the Company as of October 1, 2023 was $3,565 million, $259 million, and $961 million, respectively, for a total carrying value of $4,785 million. On this date, the Company’s equity market capitalization was $712 million and we had outstanding debt of $4,201 million. The summation of our equity market capitalization and outstanding debt results in an invested capital value indication of $4,913 million which is $128 million greater than the aggregate carrying value of the business before considering the effect of a control premium. The application of a control premium would further increase this differential. Management would expect a sum-of-the-parts valuation to be greater than the market capitalization because of the customary drivers of control premiums as well as the fact that Sinclair is a controlled company with the Smith Family owning an 82% voting interest in the company primarily through their ownership of our Class B common stock, which have ten (10) votes per share. Management believes that this voting structure results in the market discounting certain value unlocking activities such as M&A transactions. Accordingly, Management believes that the market value of the Company’s underlying stock may not be based upon the sum-of-the-parts methodology used by the Company in its goodwill testing.
12. Income Taxes, page F-34
4.     We note that in 2022 you increased your valuation allowance by $56 million and then in 2023 you decreased it by $212 million. Both the increase and decrease in the valuation allowance were associated with the federal interest expense carryforwards under IRC Section 163(j). With a view towards expanded disclosure, please tell us specifically what occurred in relation to the federal interest expense carryforward under IRC Section 163(j) between 2022 and 2023 that caused the significant change in the valuation allowance.
Response: We respectfully acknowledge the Staff’s comment and respectfully advise the Staff that in 2022, the legal entity that owned the Diamond Sports business was treated as a partnership for federal income tax purposes. The $212 million section 163(j) carryforward from the Diamond Sports partnership was tracked as a separate deferred tax asset (“DTA”) by Sinclair, as the partnership section 163(j) rules only allow for that attribute to be utilized to the extent excess taxable income is specifically allocated from the Diamond Sports partnership to Sinclair. In addition, a full valuation allowance was recorded against this DTA as it was not expected to be utilized since there was no expectation of excess taxable income from the Diamond Sports partnership based on historical results and forecasted losses.
On February 10, 2023, the tax classification of the legal entity owning the Diamond Sports business changed for income tax purposes from a partnership to a disregarded entity because of the exit of the sole minority investor. As a result of the partnership termination, all the assets of the partnership were deemed to be distributed and the section 163(j) attribute was recharacterized for income tax purposes from a separate tax attribute to instead increasing the tax basis of the Diamond Sports assets. Since the section 163(j) carryforward DTA related to the Diamond Sports partnership ceased to exist after this transaction, a removal of the valuation allowance associated with that asset had to take place.
In future filings, we will include expanded disclosure regarding the change in valuation allowance, if material.

Form 8-K filed February 28, 2024
Exhibit 99.1, page 1

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

5.     We note your statement that “As of December 31, 2023, the Company estimated the fair market value of Ventures’ minority investment portfolio, which includes Ventures’ cash of $343 million, and investments in real estate, private equity, and venture capital funds, as well as direct investments in companies, at approximately $1.2 billion, or approximately $18 per share.” Please tell us specific information about Ventures’ minority investment portfolio and how it is reflected in your Form 10-K for the fiscal year ended December 31, 2023. Disclose how these balances were calculated and why you believe it is appropriate to present them in your Form 8-K. As applicable, refer to your basis in accounting literature.
Response: We respectfully acknowledge the Staff’s comment and advise the Staff that as of December 31, 2023, the Company’s investment portfolio consisted of approximately fifty investments. These investments are reflected within the Company’s Form 10-K as follows:
Equity Method Investments – $128 million
Investments Measured at Fair Value – $162 million
Investments Reflected at Net Asset Value (NAV) – $189 million
Measurement Alternative Investments - $36 million
Ventures’ cash - $343 million
Total Book Value of Investments and Ventures’ cash - $858 million
The difference between the book value of these investments reflected within the Company’s Form 10-K and the $1.2 billion estimated fair value presented in the Company’s Form 8-K primarily relates to the Company’s investments accounted for under the equity method since these investments are not reflected at fair value within our financial statements. The fair value of these investments was estimated utilizing a market approach where an income metric is multiplied by a market multiple; or in the case of real estate investments, net operating income is divided by a market capitalization rate. The Company’s proportionate interest in these estimated values was utilized in deriving the estimated fair value.
After further reflection on these disclosures, the Company no longer plans to disclose the estimated fair values associated with these investments beginning with its first quarter earnings release and quarterly report on Form 10-Q for the three months ended March 31, 2024.
6.     We note that you have disclosed a number of measures labeled as “excluding Adjustments” or as “excluding DSG.” As these amounts appear to be non-GAAP, please revise to identify them as such and to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.
Response: We respectfully acknowledge the Staff’s comment. The Company did not intend to create a non-GAAP measure by providing certain financial information excluding the Adjustments and DSG. The Company’s intent was to provide investors with additional information to assist with the comparison of our period to period financial results. The “Adjustments” are non-recurring and unusual transactional, implementation, legal, regulatory and other costs. The Company does not believe excluding such Adjustments result in non-GAAP measures that are misleading based on the guidance under Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Based on their nature and effect, these Adjustments do not represent normal, recurring, cash operating expenses necessary to operate the Company’s ongoing business; rather, they relate to specific corporate activities that are limited in duration and are not connected with the Company’s revenue generating activities. The Company also notes that, as DSG was deconsolidated in March 2022, the Company’s earnings releases will no longer present financial results for periods that include DSG, thus, “excluding DSG” information will no longer be provided. Additionally, beginning with the Company’s second quarter earnings release for the three months ended June 30, 2024, the Company will revise its disclosure such that, when discussing relevant line items, the Company will provide the amount of such line item represented by the Adjustments. An example of the revised disclosures (marked against the Company’s fourth quarter earnings release for the three months ended December 31, 2023) to be included in future earnings releases is below.

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

Three Months Ended December 31, 2023 Consolidated Financial Results:
•Total revenues decreased 14% to $826 million versus $960 million in the prior year period. Media revenues decreased 14% to $821 million versus $952 million in the prior year period.
•Total advertising revenues of $363 million decreased 28% versus $503 million in the prior year period. Core advertising revenues, which exclude political revenues, were up 2% in the fourth quarter to $339 million versus $331 million in the prior year period.
•Distribution revenues of $422 million increased versus $415 million in the prior year period.
•Operating loss of $386 million, including $499 million in non-recurring and unusual transaction, implementation, legal, regulatory and other costs (~~"~~“Adjustments~~"~~”), declined versus an operating income of $253 million in the prior year period, which included Adjustments of $10 million. ~~Operating income, excluding Adjustments, was $113 million compared to an operating income, excluding Adjustments, of $263 million in the prior year period.~~ The Adjustments during the 2023 period include a $495 million litigation settlement accrual related to the DSG litigation.
•Net loss attributable to the Company was $341 million, including $499 million of Adjustments, versus net income of $55 million in the prior year period, which included $10 million of Adjustments. Excluding Adjustments, the Company had net income of $51 million.
•Adjusted EBITDA decreased 41% to $181 million from $309 million in the prior year period, primarily due to lower political advertising revenues in an off-cycle election year.
•Diluted loss per common share was $5.35 as compared to diluted earnings per common share of $0.79 in the prior year period. On a per-diluted-share basis, the impact of Adjustments was $(6.16), and the impact of Adjustments in the prior year period was $(0.11).
7.     You present the non-GAAP measures Adjusted EBITDA and Adjusted Free Cash Flow within a tabular disclosure of segment financial information. Please explain your basis for the manner in which Adjusted EBITDA and Adjusted Cash Flow are calculated as part of this table (including the consolidated amounts). In addition, tell us how you considered disclosing Operating income (loss), which is used to measure segment performance, with equal or greater prominence to the non-GAAP segment measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and question 102.10(a) of the non-GAAP C&DIs.
Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the table was designed to provide investors with an alternative approach for reconciling Adjusted EBITDA and Adjusted Free Cash Flow to the Company’s revenues, while also providing the SEC-required reconciliations to the most directly comparable GAAP measures in the final pages of the Company’s earnings releases.

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

The Company continues to believe the tabular disclosure is helpful to investors but will no longer provide such information as a reconciliation of Adjusted EBITDA and Adjusted Free Cash Flow to the Company’s revenues. Instead, the tables will disclose Adjusted EBITDA below its respective most directly comparable GAAP measure (an example of the revised disclosure (marked against the Company’s fourth quarter earnings release for the three months ended December 31, 2023) is below), with the reconciliation provided in the final pages of the Company’s earnings release (see the example of such table in the Company’s responses to the Staff’s comment number 8, below). Additionally, as discussed further in response to the Staff’s comment number 9, which discussion is incorporated by reference herein, beginning with the Company’s first quarter earnings release for the three months ended March 31, 2024, the Company will no longer disclose Adjusted Free Cash Flow.
Please note, that the example disclosure provided immediately below does not include the revisions discussed in response to the Staff’s comment number 2 above regarding the separate disclosure of core advertising revenue and political advertising revenue, which will also be made going forward.

Three months ended December 31, 2023	Local Media		Tennis	Other	Corporate and Eliminations	Consolidated
($ in millions)
Distribution revenue	$373		$49	$—	$—	$422
Advertising revenue	355	(a)	5	7	(4)	363
Other media revenue	37	(b)	—	—	(1)	36
Media revenues	$765		$54	$7	$(5)	$821
Non-media revenue	—		—	7	(2)	5
Total revenues	$765		$54	$14	$(7)	$826

Media programming and production expenses	$377		$24	$—	$(1)	$400
Media selling, general and administrative expenses	180		8	5	(3)	190
Non-media expenses	2		—	13	(2)	13
Amortization of p~~P~~rogram costs~~ntract~~	21~~0~~		—	—	—	21~~0~~
Corporate general and administrative expenses	25		—	3	501	529
Stock-based compensation	3		—	—	5	8
Non-recurring and unusual transaction and transition services, implementation, legal, and regulatory costs(c)	15		—	4	480	499
~~Adjusted EBITDA(d)~~	~~$ 179~~ 		~~$ 22~~ 	~~$ (3)~~	~~$ (17)~~	~~$ 181~~

Interest expense (net) (d~~e~~)	70		—	(4)	—	66
Capital expenditures	22		—	—	—	22
Distributions to the noncontrolling interests	2		—	—	—	2

Net loss						(340)
Operating income (loss)	111		16	(13)	(500)	(386)
Adjusted EBITDA(e)	$179		$22	$(3)	$(17)	$181
Note: Certain amounts may not summarize to totals due to rounding differences.
(a)Includes political advertising revenue of $24 million.
(b)Local Media segment other media revenue includes $13 million of management and incentive fees for services provided by the Local Media segment to DSG and Marquee under management services agreements which are not eliminated due to the deconsolidation of the Local Sports segment as of March 1, 2022.

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

(c)Non-recurring and unusual transaction, implementation, legal, regulatory and other costs for Corporate of $480 million include $495 million litigation settlement accrual related to the DSG litigation, which is partially offset by other items.
(d)Interest expense (net) excludes deferred financing costs, original issue discount amortization, and other non-cash interest expense, and is net of interest income.
(e)Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization, and non-recurring and unusual transaction, implementation, legal, regulatory and other costs, as well as certain non-cash items such as stock-based compensation expense and other gains and losses; less ~~program contract payments~~amortization of program costs. Refer to the reconciliation on the last page of this press release and the Company’s website. ~~In the above table, Adjusted EBITDA equals total revenues minus media programming and production expenses, media selling, general and administrative expenses, non-media expenses, program contract payments, and corporate general and administrative expenses; plus stock-based compensation and non-recurring transaction, implementation, legal, regulatory and other costs~~
~~(e) Interest expense (net) excludes deferred financing costs, original issue discount amortization, and other non-cash interest expense, and is net of interest income.~~
~~(f) Adjusted Free Cash Flow is defined as net cash from operating activities adjusted for working capital, capital expenditures and distributions from investments Adjusted EBITDA less interest expense (net), distributions to non-controlling interest holders, cash taxes paid, and capital expenditures; plus cash distributions received from equity investments. Refer to the reconciliation on the last page of this press release and the Company's website.~~

8.     You state that the “Company considers Adjusted EBITDA to be an indicator of the Company’s operating performance and the ability to service its debt. The Company also believes that Adjusted EBITDA is frequently used by industry analysts, investors and lenders as a measure of valuation and ability to service its debt.” Please clarify whether Adjusted EBITDA is a performance measure or a liquidity measure. If it is a performance measure, explain why there appear to be cash-based adjustments. Alternatively, if Adjusted EBITDA is a liquidity measure, revise to reconcile it to cash provided by operating activities as the most directly comparable GAAP-basis measure. Please provide us with the proposed revised disclosures you intend to include in future filings. Refer to Item 10(e)(1)(i) of Regulation S-K. In addition, provide us with additional detail regarding the adjustment for non-recurring transaction, implementation, legal, regulatory and other costs.
Response: We respectfully acknowledge the Staff’s comment. The consolidated and segment Adjusted EBITDA metrics included in our filings are utilized as operating performance measures by broadcast television companies and specifically by the Company (among other measures) for executive compensation purposes, and as such, the Company believes consolidated and segment Adjusted EBITDA are operating performance measures. Beginning with the Company’s second quarter earnings release for the three months ended June 30, 2024, the Company will clarify the nature of this measure and better explain how it provides useful information to investors. An example of the revised disclosures to be included in future earnings releases is below:
“Adjusted EBITDA is a non-GAAP operating performance measure that management and the Company’s Board of Directors use to evaluate the Company’s operating performance and for executive compensation purposes. The Company believes that Adjusted EBITDA provides useful information to investors by allowing them to view the Company’s business through the eyes of management and is a measure that is frequently used by industry analysts, investors and lenders as a measure of valuation.”
The Company also recognizes that cash-based adjustments should not be included in an operating performance measure and that such adjustments are typically associated with a liquidity measure. Beginning with the Company’s second quarter earnings release for the three months ended June 30, 2024, the Company will present Adjusted EBITDA without such cash-based adjustments, as illustrated in the reconciliation of Adjusted EBITDA to net income table (which is marked against the Company’s fourth quarter earnings release for the three months ended December 31, 2023) below.

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
Reconciliation of Net Income to Adjusted EBITDA
Net (loss) income attributable to Sinclair	$(341)	$55	$(291)	$2,652
Add: Income (loss) from redeemable noncontrolling interests	—	6	(4)	20
Add: Income from noncontrolling interests	1	1	16	29
Add: Income tax (benefit) provision	(122)	157	(358)	913
Add: Other (income) expense	(7)	(2)	(4)	9
Add: Loss (income) from equity method investments	1	(8)	(29)	(56)
Add: Loss (income) from other investments and impairments	13	(11)	91	143
Add: Gain on extinguishment of debt/insurance proceeds	—	—	(15)	(3)
Add: Interest expense	78	68	305	296
Less: Interest income	(9)	(13)	(42)	(23)
Less: Loss (gain) on deconsolidation of subsidiary	—	—	10	(3,357)
Less: (Gain) loss on asset dispositions and other, net of impairment	(8)	(27)	3	(64)
Add: Amortization of intangible assets & other assets	42	42	166	221
Add: Depreciation of property & equipment	25	24	105	100
Add: Stock-based compensation	8	10	50	43
~~Add: Amortization of program contract costs~~	~~21~~ 	~~22~~ 	~~80~~ 	~~90~~
~~Less: Cash film payments~~	~~(20)~~	~~(25)~~	~~(88)~~	~~(103)~~
~~Add: Amortization of sports programming rights~~	~~—~~ 	~~—~~ 	~~—~~ 	~~326~~
~~Less: Cash sports programming rights payments~~	~~—~~ 	~~—~~ 	~~—~~ 	~~(325)~~
Add: Non-recurring and unusual transaction, implementation, legal, regulatory and other costs	499	10	554	33
Adjusted EBITDA	$180~~1~~	$312~~09~~	$557~~49~~	$956~~44~~
The adjustments described in the last line item of the reconciliation above are non-recurring and unusual transactional, implementation, legal, regulatory and other costs. None of these adjustments are cash-based. Examples have included legal costs related to non-routine transactional and dispute matters, FCC fines or penalties, and litigation settlements and judgments. Historically, on an annual basis, the Company believes that each adjustment is individually insignificant to the Company’s financial results. The Company believes disclosure of the adjustments is helpful to investors as they reflect non-recurring and unusual costs in the normal context of the Company’s core business. Company management, in evaluating the performance of the Company’s core business, regularly excludes these particular expenses. The Company believes showing their impact provides an investor with additional information to understand the Company’s core business results and allows an investor to evaluate those results similar to management. Although the Company believes these items to be non-recurring and unusual in nature, there is no assurance that similar items will not occur in the future. Beginning with the Company’s second quarter earnings release for the three months ended June 30, 2024, the Company will revise its disclosure of these adjustments to note that they are “non-recurring and unusual transactional, implementation, legal, regulatory and other costs.”
In the fourth quarter of 2023, these adjustments included a $495 million litigation settlement accrual related to the Company’s litigation with Diamond Sports Group. We note that, consistent with the Company’s 2023 earnings release for the three months ended December 31, 2023, to the extent any of the individual adjustments are material, the Company will specifically note the nature and magnitude of such individual adjustment.

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

9.     You state that Adjusted Free Cash Flow is used as “an indicator of the Company’s operating performance,” but it has a label that suggests it is a liquidity measure. Please revise to clarify the nature of this measure and, if it is a liquidity measure, better explain how it provides useful information to investors and provide a reconciliation to cash provided by operating activities. Alternatively, if it is a performance measure, tell us how you determined it is appropriate to call it Adjusted Free Cash Flow and explain why there appear to be cash-based adjustments. Please provide us with the proposed revised disclosures you intend to include in future filings. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 100.05 of the non-GAAP C&DIs. With your response, please also address your presentation of Adjusted Free Cash Flow on a segment basis.
Response: We respectfully acknowledge the Staff’s comment. Although the Adjusted Free Cash Flow metric included in our filings is widely utilized as an operating performance measure by broadcast television companies, we recognize that cash-based adjustments should not be included in a performance measure. Further, the identification of Adjusted Free Cash Flow as a liquidity measure would require reconciliation to the most directly comparable GAAP measure of net cash from operating activities and would not provide information useful to investors. Accordingly, beginning with our first quarter earnings release for the three months ended March 31, 2024, the Company will no longer disclose Adjusted Free Cash Flow.
10.     We note your disclosure of Adjusted EBITDA and Adjusted Free Cash Flow based on the results you expect to achieve for the three months ending March 31, 2024. We also note the statement that you do not provide reconciliations on a forward-looking basis. Tell us how you determined that the calculations provided are appropriate and explain how your presentation is consistent with Item 10(e)(1)(i)(B) of Regulation S-K. If you are relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K, provide the reason such reconciliation has not been provided, the information that is not available, and the significance of that information. Refer to Question 102.10(b) of the non-GAAP C&DIs.
Response: We respectfully acknowledge the Staff’s comment. As discussed in response to the Staff’s comment number 9, beginning with the Company’s first quarter earnings release for the three months ended March 31, 2024, we will remove any reference to Adjusted Free Cash Flow. Additionally, we will add disclosure substantially similar to the following to its second quarter earnings release for the three months ended June 30, 2024 or other filings or disclosures which contain forward-looking non-GAAP guidance measures:
“Adjusted EBITDA is a non-GAAP financial measure, which is provided on a forward-looking basis under the section entitled “Outlook” above. The Company has not included a reconciliation of projected Adjusted EBITDA to net income (loss), which is the most directly comparable GAAP measure, for the periods presented in reliance on the unreasonable efforts exception provided under Item 10(e)(1)(i)(B) of Regulation S-K. The Company’s projected Adjusted EBITDA excludes certain items that are inherently uncertain and difficult to predict including, but not limited to, income taxes. Due to the variability, complexity and limited visibility of the adjusting items that would be excluded from projected Adjusted EBITDA in future periods, management does not rely upon them for internal use or measurement of operating performance, and therefore cannot create a quantitative projected Adjusted EBITDA to net income (loss) reconciliation for the periods presented without unreasonable efforts. A quantitative reconciliation of projected Adjusted EBITDA to net income (loss) for the periods presented would imply a degree of precision and certainty as to these future items that does not exist and could be confusing to investors. From a qualitative perspective, it is anticipated that the differences between projected Adjusted EBITDA to net income (loss) for the periods presented will consist of items similar to those described in the reconciliation of historical results on the last page of this release. The timing and amount of any of these excluded items could significantly impact the Company’s net income (loss) for a particular period. When planning, forecasting and analyzing future periods, the Company does so primarily on a non-GAAP basis without preparing a GAAP analysis.”

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

11.     Please tell us how your reconciliation of GAAP Operating Income to Adjusted EBITDA on a consolidated basis is consistent with the requirement per Item 10(e)(1)(i)(B) of Regulation S-K to reconcile non-GAAP measures to the most directly comparable GAAP-basis measure.
Response: We respectfully acknowledge the Staff’s comment, and while the Company believes that consolidated net income is the most directly comparable GAAP measure to consolidated Adjusted EBITDA, the Company believes that segment operating income is the most directly comparable GAAP measure to segment Adjusted EBITDA.
The Company respectfully submits that the income tax provision, which is a material item with significant variability from period to period, is not tracked and reported on a segment basis. As a result, the Company is unable to reconcile segment Adjusted EBITDA to segment net income.
Beginning with the Company’s second quarter earnings release for the three months ended June 30, 2024, we will remove the “Consolidated” and “Corporate and Eliminations” columns in the chart where the Company reconciles segment Adjusted EBITDA to segment GAAP Operating Income and have provided an example of the revised disclosure (marked against the Company’s fourth quarter earnings release for the three months ended December 31, 2023) below.

Three months ended December 31, 2023	Local Media	Tennis	Other	Corporate and Eliminations	Consolidated
($ in millions)
Total revenues	$765	$54	$14	$(7)	$826
Media programming and production expenses	377	24	—	(1)	400
Media selling, general and administrative expenses	180	8	5	(3)	190
Depreciation and amortization expenses	58	6	4	(1)	67
Amortization of program contract costs	21	—	—	—	21
Corporate general and administrative expenses	25	—	3	501	529
Non-media expenses	2	—	13	(2)	13
(Gain) loss on asset dispositions and other, net of impairment	(9)	—	2	(1)	(8)
Operating income (loss)	$111	$16	$(13)	$(500)	$(386)

Reconciliation of Segment GAAP Operating Income to Segment Adjusted EBITDA:
Operating income (loss)	$111	$16	$(13)	~~$ (500)~~	~~$ (386)~~
Depreciation and amortization expenses	58	6	4	~~(1)~~	~~67~~
~~Amortization of program contract costs~~	~~21~~ 	~~—~~ 	~~—~~ 	~~—~~ 	~~21~~
(Gain) loss on asset dispositions and other, net of impairment	(9)	—	2	~~(1)~~	~~(8)~~
~~Program contract payments~~	~~(20)~~	~~—~~ 	~~—~~ 	~~—~~ 	~~(20)~~
Stock-based compensation	3	—	—	~~5~~ 	~~8~~
Adjustments	15	—	4	~~480~~ 	~~499~~
Adjusted EBITDA	$ 178~~79~~	$22	$(3)	~~$ (17)~~	~~$ 181~~

Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

*    *    *

If you have any questions concerning the matters discussed in this letter please call the undersigned at (410) 568-1686.

Thank you for your consideration of these matters.

/s/ David R. Bochenek

David R. Bochenek
Sinclair, Inc. Senior Vice President / Chief Accounting Officer

cc: Via email
Jeffrey B. Grill (Pillsbury Winthrop Shaw Pittman LLP)
jeffrey.grill@pillsburylaw.com